                                                                 EXHIBIT 8
                                                                 Form of Opinion

                KRAMER, LEVIN, NAFTALIS, NESSEN KAMIN & FRANKEL



             , 1996



Benson Financial Corporation
40 N.E. Loop 410
San Antonio, Texas  78216

Gentlemen:

We have acted as counsel to Benson Financial Corporation, a Texas corporation ("Benson"), in connection with the planned merger (the "Merger") with and into Benson of a direct wholly-owned subsidiary ("Sub") of Norwest Corporation, a Delaware corporation ("Norwest"), pursuant to an Agreement and Plan of Reorganization dated as of December 21, 1995 among Benson, Sub and Norwest (the "Merger Agreement").

For purposes of the opinion set forth below, we have reviewed and relied upon
(i) the Merger Agreement, (ii) the final Proxy Statement-Prospectus included in
Registration Statement No. [       ], as amended, filed by Norwest with the
Securities and Exchange Commission (the "Proxy Statement-Prospectus"), and
(iii) such other documents, records and instruments as we have deemed necessary or appropriate as a basis for our opinion. In addition, in rendering our opinion, we have relied upon certain statements and representations made by Norwest, Benson and Thomas M. Benson, Jr. (the "Certified Representations"). We have assumed that such statements and representations are true, correct, and complete, and that no actions that are inconsistent with such statements and representations will occur. We have also assumed that all representations in the Certified Representations "to the best knowledge of" any persons or parties are true, correct and complete as if made without such qualification.

In addition, we have assumed that (i) the Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement-Prospectus (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof); (ii) the Merger will qualify as a merger under the applicable laws of Texas and Delaware; (iii) each of Benson, Norwest and Sub will comply with all reporting obligations with respect to the Merger required under the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder; (iv) the Merger Agreement and all other documents and instruments referred to therein or in the Proxy Statement-Prospectus are valid and binding in accordance with their terms; and
(v) there are no shareholders that directly own, at the Effective Time (as defined in the Merger Agreement), more than 5% of the outstanding Benson stock, other than Thomas M. Benson, Jr.

     Any inaccuracy in, or breach of, any of the aforementioned statements, representations and assumptions or any change after the date hereof in applicable law could adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by Benson, Norwest or Sub as to the federal income tax consequences of any aspect of the Merger.

     Based upon and subject to the foregoing as well as the limitations set forth below, it is our opinion, under presently applicable federal income tax law, that the Merger of Sub with and into Benson will be a tax-free reorganization within the meaning of section 368(a)(1)(A) and (a)(2)(E) of the Code. As a result, the following would be the material federal income tax consequences that would result from the Merger:

     (1) No gain or loss will be recognized by a Benson shareholder upon the exchange of his or her stock for Norwest Common Stock, except that a Benson shareholder who receives cash proceeds in lieu of a fractional share interest in Norwest Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest. Such gain or loss will constitute capital gain or loss if such shareholder's Benson stock is held as a capital asset at the Effective Time (as defined in the Merger Agreement) and will be long-term capital gain or loss if such stock has been held for more than one year at the Effective Time;

     (2) The tax basis of the Norwest Common Stock received by a Benson shareholder who exchanges his or her Benson stock for Norwest Common Stock will be the same as such shareholder's tax basis in the Benson stock surrendered in exchange therefor, decreased by the tax basis allocated to any such fractional share interest exchanged for cash; and

     (3) The holding period of the Norwest Common Stock received by a Benson shareholder will include the period during which the Benson stock surrendered in exchange therefor was held by such Benson shareholder (provided that such Benson stock was held by such Benson shareholder as a capital asset at the Effective
Time).

     No opinion is expressed as to any matter not specifically addressed above. Also, no opinion is expressed as to the tax consequences of any of the transactions under any foreign, state, or local tax law. Furthermore, our opinion is based on current federal income tax law and administrative and judicial precedents, and we do not undertake to advise you as to any changes after the Effective Time (as defined in the Merger Agreement) in federal income tax law or administrative and judicial precedents that may affect our opinion unless we are specifically retained to do so.

     The tax consequences described above may not be applicable to Benson shareholders subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt entities, non-United States persons, and stockholders who acquired Benson stock pursuant to the exercise of Benson options or otherwise as compensation.

     This opinion has been delivered to you as contemplated by the Merger Agreement and is intended solely for your benefit. It may not be relied upon for any other purpose or by any person or entity.

                                        Very truly yours,



                                        /s/ KRAMER, LEVIN, NAFTALIS,
                                        ----------------------------
                                        NESSEN, KAMIN & FRANKEL
                                        -----------------------

                                        KRAMER, LEVIN, NAFTALIS,
                                          NESSEN, KAMIN & FRANKEL